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                           May 16, 2022

       Ted Fernandez
       Chief Executive Officer and Chairman of the Board
       The Hackett Group, Inc.
       1001 Brickell Bay Drive, Suite 3000
       Miami, Florida 33131

                                                        Re: The Hackett Group,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 4, 2022
                                                            Item 2.02 Form 8-K
filed February 22, 2022
                                                            Response dated May
6, 2022
                                                            File No. 333-48123

       Dear Mr. Fernandez:

              We have reviewed your May 6, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 22, 2022 letter.

       Item 2.02 Form 8-K filed February 22, 2022

       Exhibit 99.1, page 1

   1. We read your response to comment 1. Please remove from your non-GAAP performance measures, such as the
newly-retitled adjusted net income, the adjustment changing your income tax accounting
to a normalized long-term projected cash basis, as it appears to constitute a tailored
accounting principle. Refer to Questions 100.04 and 102.11 of the
                                                        Non-GAAP Financial
Measures Compliance and Disclosure Interpretations.
 Ted Fernandez
The Hackett Group, Inc.
May 16, 2022
Page 2
Form 10-K for Fiscal Year Ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

2. We read your response to comment 3. Please do not present or discuss statements of operations line items as percentages of revenue before reimbursements, even if you provide percentages of total revenues.
Financial Statements
Note 1. Basis of Presentation and General Information
Segment Reporting, page 42

3.       We read your response to comment 5. You indicate that:
             all key operating decisions are made at a practice level, forecasts are prepared at a practice level, no financial information is provided on a more frequent basis to the chief operating
              decision maker than quarterly,
             both your chief operating decision maker and Board are provided with practice-level results in your Quarterly Report, including a comparison to your latest practice-level forecast, and
             your Board also receives annual results at a practice level for the fiscal year, with a comparison to your Annual Plan.
         You also indicate that practice leaders do not report directly to your chief operating decision maker. However, this would not preclude your practices from still being your operating segments. Please provide us with a comprehensive response, along with verifiable evidence, demonstrating why your practices are not your operating segments. Refer to ASC 280-10-50-1, 50-6 and 50-7.
       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769
with any questions.



FirstName LastNameTed Fernandez                                Sincerely,
Comapany NameThe Hackett Group, Inc.
                                                               Division of
Corporation Finance
May 16, 2022 Page 2                                            Office of Trade
& Services
FirstName LastName